Filed by Dominion Energy, Inc.
(Commission File No. 1-8489)

Pursuant to Rule 425
under the Securities Act of 1933
and
deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:
SCANA Corporation
(Commission File No. 1-8809)

Your Pocket – Dominion Energy TV :30

V/O: South Carolina is a great state -

V/O: a state where Dominion Energy has already invested $750 million into the economy.

Your Pocket – Dominion Energy TV :30

V/O: And we have a plan to help permanently fix the energy crisis in our state by paying off $1.7 billion of nuclear debt.

V/O: Not only that, the average SCE&G electric customer

Your Pocket – Dominion Energy TV :30

V/O: would get an immediate cash payment of $1,000

V/O: and would save more than $120 a year in lower rates.

Your Pocket – Dominion Energy TV :30

V/O: Dominion Energy has the right plan for moving South Carolina forward.

###

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between Dominion Energy, Inc. and SCANA Corporation, Dominion Energy has filed with the SEC a registration statement on Form S-4 that includes a combined preliminary proxy statement of SCANA and preliminary prospectus of Dominion Energy, as well as other relevant documents concerning the proposed transaction. The registration statement has not yet become effective and the proxy statement/prospectus included therein are in preliminary form. The proposed transaction involving Dominion Energy and SCANA will be submitted to SCANA’s shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of SCANA are urged to read the registration statement and the preliminary proxy statement/prospectus regarding the transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders are able to obtain a free copy of the preliminary proxy statement/prospectus, as well as other filings containing information about Dominion Energy and SCANA, without charge, at the SEC’s website (http://www.sec.gov). Copies of the preliminary proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the preliminary proxy statement/prospectus can also be obtained, without charge, by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com or to SCANA Corporation, 220 Operation Way, Mail Code 0133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

PARTICIPANTS IN THE SOLICITATION

Dominion Energy, SCANA and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dominion Energy’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 23, 2018, Dominion Energy’s Annual Report on Form 10-K, which was filed with the SEC on February 27, 2018 and certain of its Current Reports on Form 8-K. Information regarding SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K, which was filed with the SEC on February 23, 2018, SCANA’s Annual Report on Form 10-K, which was filed with the SEC on April 27, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described under Important Additional Information.

4